May 26, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F. Street NE

Washington, DC 20549

Attention:	Peter McPhun
Jennifer Monick

RE:	Aegion Corporation
Form 10-K filed March 2, 2020
Form 8-K filed May 5, 2020
File No. 001-35328

Ladies and Gentlemen:

On behalf of Aegion Corporation (the “Company”), I an writing in response to the comments contained in the letter dated May 13, 2020 (the “Letter”) from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, filed on March 2, 2020 (the “Form 10-K”), and the Company’s Form 8-K, filed on May 5, 2020 (the “Form 8-K”).

We have made every effort to address the observations and recommendations included in the Letter.  For your convenience, we have included below in italics the original text of the comments from the Letter followed by the Company’s response.

Form 10-K for the year ended December 31, 2019

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations, page 38

Staff Comment:  1. We note you have presented gross profit, gross profit margin, operating expenses, and consolidated net income (loss) excluding certain charges. These items appear to be non-GAAP measures. Please tell us how you complied with Item 10(e) of Regulation S-K. This comment also applies to your discussion of your segment results beginning on page 43.

Response:  The Company acknowledges the Staff’s comment and that the financial measures (e.g., gross profit, gross profit margin, operating expenses, operating income and consolidated net income) excluding certain charges, which are included in the Management’s Discussion and Analysis section of the Form 10-K, are non-GAAP measures. In future filings, the Company will ensure that any financial results that are presented excluding charges are clearly marked as adjusted and non-GAAP and also reconcile such measures in a tabular format to their most directly comparable GAAP measure. Separately, the Company will ensure that it complies with all applicable provisions of Item 10(e) of Regulation S-K with regard to such measures.

Securities and Exchange Commission

Peter McPhun and Jennifer Monick

May 26, 2020

Form 8-K filed May 5, 2020

Exhibit 99.1

Statement of Operations Reconciliation, page 8

Staff Comment:  2. It appears that your reconciliations on pages 8 and 9 are non-GAAP income statements. Please tell us how you considered Question 102.10 from the Division's Compliance and Disclosure Interpretations for Non-GAAP financial measures.

Response:  The Company acknowledges the Staff’s comment and advises that it had not previously considered the non-GAAP reconciliations on pages 8 and 9 to be full non-GAAP income statements, as the reconciliations do not include certain line items from the Company’s GAAP income statement (e.g., revenues, interest expense and interest income). However, the Company acknowledges the Staff’s comment and will revise its disclosure accordingly going forward to ensure that future non-GAAP reconciliations in the Company’s earnings releases and other investor materials do not resemble a full non-GAAP income statement. Below please find an example of how the Company intends to present future non-GAAP reconciliations, using the quarter ended March 31, 2020 results for illustrative purposes.

For the Quarter Ended March 31, 2020

(in thousands, except per share amounts)	Gross Profit	Operating Expenses	Operating Income	Net Income (Loss) Attributable to Aegion Corporation	Diluted Earnings (Loss) per Share
As Reported (GAAP)	$49,884	$46,348	$1,396	$(1,632)	$(0.05)
Items Affecting Comparability:
Restructuring Charges (1)	323	(1,381)	2,992	3,069	0.10
Acquisition/Divestiture Related Expenses (2)	—	—	852	368	0.01
As Adjusted (Non-GAAP)	$50,207	$44,967	$5,240	$1,805	$0.06

(1)

Includes the following non-GAAP adjustments: (i) pre-tax restructuring charges for cost of revenues of $323 primarily related to inventory write offs; (ii) pre-tax restructuring charges for operating expenses of $1,381 primarily related to wind-down costs, fixed asset disposals and other restructuring-related charges; (iii) pre-tax restructuring and related charges of $1,288 related to employee severance, extension of benefits, employment assistance programs and contract termination costs; (iv) pre-tax restructuring charges for other expense of $631 related to net losses on disposal of certain restructured operations and the release of cumulative currency translation adjustments; and (v) estimated income tax expense of $554.

(2)	Includes the following non-GAAP adjustments: (i) pre-tax expenses of $852 incurred primarily in connection with the Company’s divestitures of Australia and Spain and its planned divestiture of its held for sale operations; (ii) pre-tax net gains of $436 on the divestitures of Australia and Spain; and (iii) estimated income tax expense of $48.

We hope that our letter has addressed each of the Staff’s comments. Should you have any additional questions or comments, please contact me at (636) 530-8020 or John Heggemann at (636) 530-8114.

Very truly yours,
AEGION CORPORATION
/s/ David F. Morris
David F. Morris
Executive Vice President and Chief Financial Officer